Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: June 19, 2015

The following communication was provided to employees of Wisconsin Energy Corporation and Integrys Energy Group, Inc. on June 19, 2015.

Senior leadership announced for WEC Energy Group

Gale Klappa, chairman and chief executive of Wisconsin Energy Corporation, today announced the new senior leadership positions of the WEC Energy Group.

The acquisition of Integrys by Wisconsin Energy still requires approval by the Illinois Commerce Commission, which is expected to make its decision by early July. If the transaction is approved, the individuals listed below will assume leadership roles for the WEC Energy Group immediately upon closing. Additional personnel announcements will be made after the closing.

“Our focus from day one will be on building a great company that will excel in customer satisfaction, financial discipline, and operating excellence,” Klappa said.

“This organizational structure represents the first positive step toward our goal — tapping into the diversity of knowledge and talent that exists today across our companies.”

Following are the leadership positions at WEC Energy Group for which decisions have been made at this time.  (Photos and biographical information may be accessed here.)

Gale Klappa	Chairman and Chief Executive Officer

Reporting to Gale Klappa

Allen Leverett	President — Wisconsin, Michigan and Minnesota
Charles Matthews	President — Illinois
Jerry Franke	President — Wispark
Kevin Fletcher	Executive Vice President — Customer Service and Operations
Bert Garvin	Executive Vice President — External Affairs
Pat Keyes	Executive Vice President and Chief Financial Officer
Susan Martin	Executive Vice President, General Counsel and Corporate Secretary
Joan Shafer	Executive Vice President — Human Resources and Organizational Effectiveness
Beth Straka	Senior Vice President — Communications and Investor Relations
Heidi Humbert	Vice President and Chief Audit Officer

Reporting to Allen Leverett - President — Wisconsin, Michigan and Minnesota

Dan Krueger	Senior Vice President — Wholesale Energy and Fuels
Chris Akkala	Vice President — Wholesale Energy and Fuels (reporting to Dan Krueger)
Tom Metcalfe	Senior Vice President — Power Generation
Pat Stiff	Vice President — Coal Generation (reporting to Tom Metcalfe)

Paul Spicer	Vice President — Gas and Renewable Generation (reporting to Tom Metcalfe)
Jim Petersen	Director — Engineering (reporting to Tom Metcalfe)
Al Mihm	Director — Major Projects (reporting to Tom Metcalfe)
Raul Villarreal	Asset Manager — Valley Power Plant (reporting to Tom Metcalfe)
Susan Crane	Manager — Special Projects (reporting to Tom Metcalfe)
Jerry Fulmer	Vice President — Supplier Diversity
Ron Herr	Vice President — Michigan Operations
Bill Mastoris	Vice President — Supply Chain and Fleet
Jewel Currie	Director — Fleet (reporting to Bill Mastoris)
Bruce Ramme	Vice President — Environmental
Barry McNulty	Director — Wisconsin Communications (dual reporting relationship to Beth Straka)
Dave Kult	General Manager — Minnesota Operations
Mary Boettcher	President — Integrys Transportation Fuels

Reporting to Charles Matthews - President — Illinois

Officers reporting to Charles Matthews are as follows. Other direct reports will be announced post-closing.

Andy Hesselbach	Vice President — Construction
Michelle Rindt	Vice President — Customer Service
Lori Rolfson	Vice President — Operations

Reporting to Kevin Fletcher - Executive Vice President — Customer Service and Operations

Brian Dobberke	Vice President — Wisconsin Field Operations
Dave Megna	Vice President — Wisconsin System Operations
Vern Peterson	Vice President — Wisconsin Electric Distribution Asset Management
Bob Whitefoot	Vice President — Gas Distribution Asset Management
John Zaganczyk	Vice President — Customer Service
Sue Clausing	Assistant to the Executive Vice President
Tim Lang	Director — Business Effectiveness and Integration
Cara Fuller	Director — Customer Operations Support

Reporting to Bert Garvin - Executive Vice President — External Affairs

Wally Kunicki	Senior Vice President — State Public Affairs
Thelma Sias	Vice President — Local Affairs (reporting to Wally Kunicki)
Darnell DeMasters	Vice President — Federal Government Affairs

Matt Nugen	Director — Federal Government Relations (reporting to Darnell DeMasters)
Pat Schillinger	Vice President — State Legislative and Local Affairs
Jim Schubilske	Vice President — State Regulatory Affairs
Jim Keller	Director — Federal Regulatory Affairs

Reporting to Pat Keyes - Executive Vice President and Chief Financial Officer

Steve Dickson	Vice President and Controller
Bill Guc	Vice President
David Hughes	Vice President — Tax
Scott Lauber	Vice President and Treasurer
Molly Mulroy	Vice President and Chief Information Officer
Annette Blanchard	Manager — Business Performance
Michael Kaminski	Manager — Corporate Risk/Pension

The ICE Program will report to Pat Keyes.

Reporting to Susan Martin - Executive Vice President, General Counsel and Corporate Secretary

Keith Ecke	Assistant Corporate Secretary
Joshua Erickson	Director — Legal Services — Corporate and Finance
Gavin McCarty	Director — Legal Services — Business
TBD	Manager — Ethics and Compliance
TBD	Manager — Corporate Information Management

Reporting to Joan Shafer - Executive Vice President — Human Resources and Organizational Effectiveness

John Kleczynski	Vice President — Client and Workforce Relations
Lisa George	Director — Total Compensation
John Crawford	Manager — Facility Management
Tom Eells	Manager — Physical Security
Brad Schmieding	Manager — Business Effectiveness and Integration
Tim Smith	Manager — Administrative Services

Human Resources will also have responsibility for talent acquisition; organizational effectiveness; diversity; and safety, health and wellness. Organization to be determined.

Reporting to Beth Straka - Senior Vice President — Communications and Investor Relations

Barry McNulty	Director — Corporate Communications (dual reporting relationship to Allen Leverett)
Colleen Henderson	Manager — Investor Relations
Karmen Lemke	Administrator — Wisconsin Public Service Foundation
Patti McNew	Administrator — We Energies Foundation

Reporting to Heidi Humbert - Vice President and Chief Audit Officer

Kevin Naughton	Director — Audit Services
Rich Stasik	Manager — IT Audit Services
Margaret Thorpe-Haass	Manager — SOX Compliance
Susie York	Manager — Audit Services

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.